

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2011

<u>Via E-mail to Joseph Babits</u>
Simon Henry
Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague
Netherlands

   Re: **Royal Dutch Shell plc**
         Form 20-F for Fiscal Year Ended December 31, 2010
         Filed March 15, 2011
         File No. 1-32575

Dear Mr. Henry:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ A.N. Parker

                                 Anne Nguyen Parker
                                 Branch Chief